UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated October 24, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

As previously disclosed, in January 2007, XTL Biopharmaceuticals Ltd. (the “Company”) and XTL Development, Inc., a wholly-owned subsidiary of the Company (“XTL Development”), entered into a binding term sheet whereby it committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV Pharmaceutical, Inc.

In October 2008, XTL Development entered into definitive agreements with the third party intermediaries with respect to the transaction advisory fee (the “Definitive Agreements”). Under the terms of the Definitive Agreements, the transaction advisory fee is structured in the form of Stock Appreciation Rights, or SARs, in the amount equivalent to (i) 3% of the Company’s fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of the Company’s fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting on the “Date of Milestone Event.” The “Date of Milestone Event” shall mean the earlier to occur of (i) positive (i.e., a statistically significant difference between the placebo arm and (x) at least one drug arm in the trial, or (y) the combined drug arms in the trial in the aggregate) results from any adequately-powered trial that is intended from its design to be submitted to the US Food and Drug Administration as a pivotal trial of Bicifadine conducted by the Company or XTL Development, or by a licensee thereof, which shall include the current on going Phase 2b randomized, double blind, placebo controlled study in diabetic neuropathic pain (regardless of indication or whether the study is the first such pivotal trial for Bicifadine conducted thereby), (ii) the filing of a New Drug Application for Bicifadine by the Company or XTL Development, or by a licensee thereof, or (iii) the consummation of a merger, acquisition or other similar transaction with respect to the Company or XTL Development whereby persons or entities holding a majority of the equity interests of the Company or XTL Development prior to such merger, acquisition or similar transaction no longer hold such a majority after the consummation of such merger, acquisition or similar transaction. Payment of the SARs by XTL Development can be satisfied, at the Company’s discretion, in cash and/or by issuance of the Company’s registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an American Depositary Receipt (“ADR”) on the exercise date, divided by ten, or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. In the event of the termination of the Company’s license agreement for the Bicifadine compounds, any unvested SARs will expire.

The Definitive Agreements have been filed with this current report on Form 6-K, and the information contained in each of the Definitive Agreements is incorporated herein by this reference. The above descriptions of the terms of the Definitive Agreements are each qualified in their entirety by reference to the text of the Definitive Agreements incorporated by reference into this report.

Exhibits

Exhibit Number	Description

1.1	Services Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., Quoque Bioventures LLC and Antecip Bioventures LLC.

1.2	Stock Appreciation Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC.

1.3	Registration Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC.

1.4	Stock Appreciation Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Antecip Bioventures LLC.

1.5	Registration Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 24, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer